AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER adopted by TNT Designs, Inc., a business corporation organized under the laws of the State of Delaware ("TNT"), by resolution of its Board of Directors on October 7, 2009, and adopted by Trim Nevada, Inc., a business corporation organized under the laws of the State of Nevada ("Newco"), by resolution of its Board of Directors on October 7, 2009. The name of the surviving corporation into which TNT is merging pursuant to this Agreement shall be Trim Holding Group, a Nevada corporation.

1. TNT and Newco shall, pursuant to the provisions of Chapter 1, Subchapter IX of the General Corporation Law of the State of Delaware and the provisions of the laws of the State of Nevada, be merged with and into TNT's wholly owned subsidiary, Newco, which shall be the surviving corporation at the effective time and date of the merger and which is sometimes hereinafter referred to as the "surviving corporation", and which shall continue to exist as said surviving corporation under its present name pursuant to the provisions of the laws of the State of Nevada. The separate existence of TNT, which is sometimes hereinafter referred to as the "non-surviving corporation", shall cease at the effective time and date of the merger in accordance with the provisions of Chapter 1, Subchapter IX of the General Corporation Law of the State of Delaware.

2. The present Articles of Incorporation of the surviving corporation shall be amended and restated in connection with the closing of the merger. The new Articles of Incorporation of the surviving corporation shall be as set forth on Exhibit A hereto.

3. The present bylaws of the surviving corporation will be the bylaws of said surviving corporation and will continue in full force and effect until changed, altered, or amended as therein provided and in the manner prescribed by the provisions of the laws of the State of Nevada.

4. The directors and officers in office of the surviving corporation at the effective time and date of the merger shall be the members of the first Board of Directors and the first officers of the surviving corporation, all of whom shall hold their respective officers until their successors are elected and qualified, or until their tenure is otherwise terminated in accordance with the bylaws of the surviving corporation.

5. Each issued share of common stock of the non-surviving corporation immediately before the effective time and date of the merger shall be converted into one (1) share of common stock of the surviving corporation. The single share of the surviving corporation issued prior to the effective time and date of the merger shall be cancelled.

6. The Plan of Merger herein made and approved shall be submitted to the shareholders of the non-surviving corporation and to the shareholders of the surviving corporation for their approval or rejection in the manner prescribed by the provisions of Chapter 1, Subchapter IX of the General Corporation Law of the State of Delaware and the provisions of the laws of the State of Nevada.

7. In the event that the Plan of Merger shall have been approved by the shareholders entitled to vote of the non-surviving corporation in the manner prescribed by Chapter 1, Subchapter IX of the General Corporation Law of the State of Delaware and by the shareholders entitled to vote of the surviving corporation in the manner prescribed by the laws of the State of Nevada, the non-surviving corporation and the surviving corporation hereby stipulate that they will cause to be executed and filed and/or recorded any document or documents prescribed by the laws of the State of Delaware, and that they will cause to be performed all necessary acts therein and elsewhere to effectuate the merger.

8. The Board of Directors and the proper officers of the non-surviving corporation and the Board of Directors and the proper officers of the surviving corporation, respectively, are hereby authorized, empowered, and directed to do any and all acts and things, and to make, execute, deliver, file, and/or record any and all instruments, papers, and documents which shall be or become necessary, proper, or convenient to carry out or put into effect any of the provisions of this Plan of Merger or of the merger herein provided for.

Dated: October 7, 2009

TNT DESIGNS, INC.,
a Delaware corporation

By: */s/ Louis Bertoli*
Name: Louis Bertoli
Title: Chief Executive Officer

TRIM NEVADA, INC.,
a Nevada corporation

By: */s/ Louis Bertoli*
Name: Louis Bertoli
Title: Chief Executive Officer